UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

MGC DIAGNOSTICS CORPORATION

(Name of Subject Company (Issuer))

MGC PARENT LLC
AC BREATHE MERGER SUB INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Heidi Goldstein
MGC Parent LLC
c/o Altus Capital Partners, Inc.
10 Westport Rd., Suite C204
Wilton, Connecticut 06897
(203) 429-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Erik R. Daly, Esq.
Maxwell N. Barnes, Esq.
Miller Johnson Snell & Cummiskey PLC
45 Ottawa Ave. SW, Suite 1100
Grand Rapids, Michigan 49503
(616) 831-1723

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,278,811	$6,260
(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 4,413,190 shares of voting common stock, par value $0.10 per share, at an offer price of $11.03 per share. The transaction value also includes (i) 117,300 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $11.03 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $11.03 minus such exercise price and (y) dividing such product by the offer price of $11.03 per share, and (ii) 27,879 shares issuable upon settlement of restricted stock units multiplied by the offer price of $11.03 per share. The calculation of the filing fee is based on information provided by MGC Diagnostics Corporation and its transfer agent as of the close of business on November 24, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $6,260	Filing Party: MGC Parent LLC
Form of Registration No.: Schedule TO	Date Filed: November 29, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) MGC Parent LLC, a Delaware limited liability company (“Parent”), and (ii) AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), at a price of $11.03 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase, dated November 29, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting a new subsection titled “Shareholder Litigation” after the paragraph under the heading “General” and before the heading “State Takeover Statutes” and inserting the following under the new heading “Shareholder Litigation”:

“On December 12, 2017, a putative class action complaint captioned Adam Franchi v. MGC Diagnostics Corporation, Case No. 17-cv-05411-WMW-HB, was filed in the United States District Court, for the District of Minnesota (the “Franchi Litigation”). The Franchi Litigation was filed against the Company, the individual members of the Company’s Board, Purchaser, Parent and Altus Capital Partners, Inc., an affiliate of Parent and Purchaser. The Franchi Litigation generally alleges, among other things, that the members of the Company’s Board issued a solicitation/recommendation statement on Schedule 14D-9 (the “Recommendation Statement”) that violates Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it allegedly omits or misrepresents material facts and alleges that the members of the Company’s Board, Purchaser, Parent and Altus Capital Partners, Inc. violated Section 20(a) of the Exchange Act with respect to the allegedly misleading Recommendation Statement. The plaintiff in the Franchi Litigation generally seeks, among other relief, declaratory and injunctive relief prohibiting consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger if consummated prior to final judgment, an order directing the individual defendants to amend the Recommendation Statement to make additional disclosures, damages and attorneys’ fees and expenses, and other forms of relief. The Company is reviewing the allegations in the Franchi Litigation, but believes that the claims that the Company violated the federal securities laws and that shareholders have been misled lack merit, and the Company will vigorously defend against the claims raised by the Franchi Litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AC BREATHE MERGER SUB INC.

By:	/s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	December 14, 2017

MGC PARENT LLC

By:	/s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	December 14, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 29, 2017*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Press Release issued by the Company on November 27, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017)
(a)(1)(G)	Summary Advertisement as published in the Financial Times on November 29, 2017*
(a)(1)(H)	Press Release issued by Parent on November 29, 2017*
(b)(1)(A)	Commitment Letter, dated November 22, 2017, from GCG Investors IV, LP to Altus Capital Partners II, L.P.*
(b)(1)(B)	Commitment Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC*
(b)(1)(C)	Fee Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC*
(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2017, by and among the Company, Purchaser and Parent*
(d)(2)	Confidentiality and Nondisclosure Agreement, dated May 25, 2017, between Altus Capital Partners, Inc. and Craig-Hallum Capital Group LLC (on behalf of the Company)*
(d)(3)	Limited Guarantee, dated as of November 25, 2017, by Altus Capital Partners II, L.P. in favor of the Company*
(d)(4)	Equity Commitment Letter, dated as of November 25, 2017, from Altus Capital Partners II, L.P. to Parent*
(d)(5)	Employment Agreement with Todd M. Austin*
(d)(6)	Employment Agreement with Matthew S. Margolies*
(d)(7)	Letter Agreement dated September 21, 2017 (with amendments thereto)*
(d)(8)	Form of Tender Support Agreement*
(g)	None
(h)	None

* Previously filed